CONSENT OF EXPERT

The undersigned hereby consents to the references to, and the information derived from, the report titled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa,” dated effective July 15, 2015, the report titled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study”, dated effective October 17, 2016 and to the references, as applicable, to the undersigned’s name included in or incorporated by reference in the Form 40-F being filed by Platinum Group Metals Ltd. (the “Company”) with the U.S. Securities and Exchange Commission for the fiscal year ended August 31, 2016, the Annual Information Form and Management’s Discussion and Analysis of the Company for the year then ended, which are incorporated by reference therein, and the Company’s registration statement on Form F-10 (No. 333-213985).

/s/ Gordon I. Cunningham
Gordon I. Cunningham
Date: November 29, 2016